May 20, 2009

VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Simon Property Group, L.P.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009
File No. 333-11491

Dear Mr. Gordon:

This letter responds to your letter dated April 27, 2009, with respect to the periodic report noted above.

Before addressing the comments, we would like to advise you of recent filings made by Simon Property Group, L.P. (the “Company”) and its general partner, Simon Property Group, Inc. (“Simon Property”).

On May 1, 2009, Simon Property filed its Quarterly Report on Form 10-Q for the period ended March 31, 2009 which reflected Simon Property’s retrospective adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB 51 (SFAS 160) and the application of EITF Topic D-98, Classification and Measurement of Redeemable Securities (EITF D-98), to certain redeemable securities, as described in Note 3 to the Condensed Notes to Consolidated Financial Statements included in the quarterly report.  The quarterly report included reclassifications of prior period amounts to conform to the 2009 presentation.  Also on May 1, 2009, Simon Property filed Amendment No. 1 on Form 10-K/A (the “Simon Property Amendment”) which amended its Annual Report on Form 10-K for the year ended December 31, 2008, filed February 26, 2009 (“Simon Property’s Original Filing”).  The Simon Property Amendment amended Items 6, 7 and 8 in Part II of Simon Property’s Original Filing in their entirety to conform to the 2009 presentation included in Simon Property’s quarterly report.

On May 8, 2009, the Company filed its quarterly report for the period ended March 31, 2009 which also reflected the retrospective adoption of SFAS 160 and the application of EITF D-98 to certain redeemable securities, as described in Note 3 to the Condensed Notes to the Consolidated Financial Statements included in the Company’s quarterly report.  On May 8, 2009, the Company filed Amendment No. 1 on Form 10-K/A (the “Company’s Amendment”) which amended its Annual Report on form 10-K for the year ended December 31, 2008, filed March 2, 2009 (the “Company’s Original Filing”).   The Company’s Amendment amended Items 6, 7, 8

and 9A in Part II of the Company’s Original Filing in their entirety to conform to the 2009 presentation included in the quarterly report.

For the sake of convenience, we have reproduced each comment below with our response following each such comment.

A courtesy copy of this letter and the Amendments referred to herein are also being sent to William Demarest.

Note 10.  Partners’ Equity — Preferred Units, page 101

1.                   Comment:  We note that for most of your series of preferred units you may be required to redeem the preferred units either in cash or common units at your option.  However, disclosure in the footnotes of Simon Property Group, Inc. indicates that such redemptions must be in either cash or common stock.  Please clarify to us which registrant’s footnote is accurate.

Response:  We agree that there was a discrepancy in the description of the redemption rights of three series of preferred units.  The disclosure in Simon Property’s Original Filing was accurate, and the disclosures included in the Company’s Amendment are now consistent with the information included in Simon Property’s Original Filing.

The redemption rights for each series of preferred units are stated in Note 10 to the consolidated financial statements included in the Company’s Amendment at pages 51 to 53.  The description in the Company’s Amendment is consistent with the description in the financial statements included in Simon Property’s Amendment.

2.                   Comment:  Please tell us how you have determined that the preferred units should be presented within Partners’ Capital on your Consolidated Balance Sheets.  Additionally, tell us how you have valued these units.  Refer to EITF D-98.  In future filings, please revise your accounting policy footnote related to these units to discuss the accounting for the units rather than, or in addition to, Simon Property Group Inc.’s accounting for the units.

Response:   As noted above, effective January 1, 2009, Simon Property and the Company both adopted FAS 160.  In connection with this adoption, we undertook a concurrent review of the outstanding series of preferred units to ensure that the application of EITF D-98 would not preclude permanent equity classification.  As a result of this review, we identified certain series of preferred units that contained terms which could potentially result in cash settlement under scenarios that could be deemed to be outside our control.  These scenarios, which are further explained in the Company’s Amendment, include a change in control provision related to the Series I preferred units and certain requirements to deliver fully registered shares of Simon Property common stock upon conversions of the other series of preferred units that are now classified as temporary equity.   The change of control provision related to the Series I preferred units, which would allow a holder to convert their Series I preferred units for cash, was deemed to be an event beyond our control.  Further, if we are unable to fulfill the requirement to deliver fully registered shares of Simon Property common stock upon conversion of the other preferred units now classified as temporary equity, the preferred units would require cash settlement.  The ability to deliver fully registered shares cannot be deemed entirely within our control; and therefore, these preferred units are classified as temporary equity.

As explained in Notes 3 and 10 to the financial statements included in the Company’s Amendment, we reclassified the presentation of three series of preferred units from permanent equity to temporary equity.  Two series of preferred units were retained as permanent equity.  One series of preferred units previously reported in mezzanine was maintained outside of permanent equity and is now classified with the amounts in temporary equity.  Other than a series of preferred units that remains classified in permanent equity, and for which the premium on its issuance is being amortized to arrive at liquidation value, each other series of preferred units was and has historically been valued at its liquidation value which is the amount payable upon the occurrence of any event that could be deemed outside of our control and which could potentially result in cash settlement.  Both the Quarterly Report and the Company’s Amendment include revisions to the accounting policy footnote (Note 3) relating to the preferred units that we believe appropriately addresses comment #2.

3.                   Comment:  We note that the Series I preferred units are convertible into common units and that once converted the holder may elect to convert the common units into common stock of Simon Property Group, Inc.  Furthermore a holder of the preferred units also has the option to exchange the series I preferred units for an equal number if [sic] shares of Series I preferred stock of Simon Property Group, Inc.  Please tell us how you have determined that the Series I preferred units should be presented within Partners’ Capital on your Consolidated Balance Sheets.  Additionally, tell us how you have valued these units.  Refer to EITF D-98.

Response:  As discussed in our response to comment #2, our reassessment of EITF D-98 resulted in the reclassification of three series of preferred units from permanent equity to temporary equity.  The Series I preferred units represents one of the three series which were reclassified out of permanent equity.  We reclassified the Series I preferred units to temporary equity due to the possibility that we could be required to redeem the preferred units for cash upon the occurrence of a change in control event, which would include a change in the majority of Simon Property’s directors that occurs over a two year period.  Such a change in Board composition was deemed to be outside of our control.  The previous and current carrying amounts of the Series I preferred units are equal to their liquidation value, which is the amount payable upon the occurrence of any event that could be deemed outside of our control and that could potentially result in cash settlement.

As you requested, I hereby acknowledge on behalf of the Company that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ STEPHEN E. STERRETT
Stephen E. Sterrett
Executive Vice President
and Chief Financial Officer
Simon Property Group, Inc.
General Partner of Simon Property Group, L.P.

cc:	William Demarest
James M. Barkley